

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2020

Kathryn M. JohnBull
Chief Financial Officer
DLH Holdings Corp.
3565 Piedmont Road, NE
Building 3, Suite 700
Atlanta, Georgia 30305

   Re: DLH Holdings Corp.
    Registration Statement on Form S-3
    Filed June 2, 2020
    File No. 333-238882

Dear Ms. JohnBull:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jennifer López at 202-551-3792 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services